March 23, 2020

Alexander Henderson
Chief Financial Officer
Toga Limited
2575 McCabe Way
Suite 100
Irvine, CA 92614

       Re: Toga Limited
           Form 10-K for the Fiscal Year Ended July 31, 2019
           Filed November 14, 2019
           Form 10-Q for the Fiscal Quarter Ended October 31, 2019 Filed December 19, 2019
           File No. 001-39052

Dear Mr. Henderson:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2019

Item 1. Business
Background, page 4

1. We note the Company continues to generate the majority of its revenues from the sales of products through a direct marketing network for the year ended July 31, 2019. Please enhance your disclosure to provide a discussion of this revenue source including your principal markets, the sources and significant classes of products sold, distribution channels, and the competitive conditions in your markets. Refer to Item 101(c) of
      Regulation S-K.
 Alexander Henderson
FirstName LastNameAlexander Henderson
Toga Limited
Comapany2020
March 23, NameToga Limited
Page 2
March 23, 2020 Page 2
FirstName LastName
Consolidated Balance Sheets
July 31, 2019 and 2018, page 23

2. Please revise your authorized shares of common stock on your balance sheets to reflect the ten for one reverse stock split on May 8, 2019.
Item 9A. Controls and Procedures
Evaluation of Internal Controls and Procedures, page 41

3. Please properly title management's evaluation of internal control over financial reporting
         (ICFR) and disclose the material weakness(es) identified in your assessment of ICFR as not effective at July 31, 2019. Refer to Item 308(a)(3) of Regulation S-K.
Form 10-Q for the Fiscal Quarter Ended October 31, 2019

Revenue Recognition, page 11

4. We note your deferred revenue balance has increased to $2.8 million at October 31, 2019.
         Please tell us and disclose the sources of your deferred revenue from unsatisfied performance obligations and when you expect to recognize as revenue. Refer to ASC
         606-10-50-13.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Lyn
Shenk, Accounting Branch Chief, at (202) 551-3380 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Mr. Jeffrey Berger, Baker & Hostetler